# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Candel Therapeutics, Inc., CIK 0001841387
CUSIP: 137404109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 117 Kendrick St., Suite 450, Needham, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-022979
Filed by CIK 0001867472

## Reporting persons
- Northpond Ventures, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Northpond Ventures GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Northpond Ventures II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Northpond Ventures II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael P. Rubin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Candel Therapeutics, Inc.
Address of issuer's principal executive offices: 117 Kendrick St., Suite 450, Needham, MA, 02494.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Northpond Ventures, LP ("Northpond Fund")
Northpond Ventures GP, LLC ("Northpond GP LLC")
Northpond Ventures II, LP ("Northpond Fund II")
Northpond Ventures II GP, LLC ("Northpond GP II LLC")
Michael P. Rubin ("Rubin")
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:

7500 Old Georgetown Road, Suite 800
Bethesda, MD 20814
Citizenship:
Northpond Fund, Northpond GP LLC, Northpond Fund II and Northpond GP II LLC were each organized in Delaware.

Rubin is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Northpond Ventures, LP: /s/ Patrick Smerkers, By: Northpond Ventures GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (02/14/2025)
- Northpond Ventures GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (02/14/2025)
- Northpond Ventures II, LP: /s/ Patrick Smerkers, By: Northpond Ventures II GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (02/14/2025)
- Northpond Ventures II GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (02/14/2025)
- Michael P. Rubin: /s/ Michael P. Rubin, Michael P. Rubin, Self (02/14/2025)